Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 Fax: (913) 362-8823

November 28, 2005	JERRY W. FANSKA V.P. Finance — Treasurer
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.: John Cash, Accounting Branch Chief

Re:	Layne Christensen Company Form 10-K/A for the Fiscal Year Ended January 31, 2005 Forms 10-Q/A for the Fiscal Quarters Ended April 30, 2005 and July 31, 2005 File No. 000-20578
Ladies and Gentlemen:
On behalf of Layne Christensen Company (the “Company”), this letter responds to the November 10, 2005 letter the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the filings noted above. The Company’s response is as follows. The response is provided under the same caption as contained in the Staff’s November 10, 2005 letter.
Staff Comment
Exhibit 31 — Section 302 Certifications
1.	We note your amendments to your Form 10-K for the fiscal year ended January 31, 2005 and Forms 10-Q for the fiscal quarters ended April 30, 2005 and July 31, 2005. Since the Section 302 certifications relate to the entire Form 10-K or Form 10-Q, an amendment to revise these certifications should include the entire filing. In this regard, please re-file your Form 10-K/A and Forms 10-Q/A for the aforementioned periods in their entirety. For guidance, you may refer to Question 17 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 FAQ’s found on the Commission’s website at www.sec.gov.
Company’s Response
The Forms 10-Q/A were refiled in their entirety on November 22, 2005. The Form 10-K/A was refiled in its entirety on November 23, 2005.
The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings. Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-677-6858.
Sincerely,
/s/ Jerry W. Fanska
Jerry W. Fanska
JWF:bk